Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2025 (the 2025 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2025 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress (1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	66	51.6	254	50.8
National Action Party	21	16.4	69	13.8
Institutional Revolutionary Party	13	10.2	36	7.2
Citizen Movement Party	6	4.7	30	6.0
Ecological Green Party of Mexico	14	10.9	61	12.2
Labor Party	6	4.7	49	9.8
Unaffiliated	2	1.6	1	0.2
Total	128	100.0%	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of October 29, 2026.

Source: Senate and Chamber of Deputies.

Legal and Political Reforms

On July 10, 2026, a resolution was published in the Official Gazette amending, supplementing and repealing various general provisions referred to in Article 115 of the Ley de Instituciones de Crédito (Credit Institutions Law, or LIC), with the objective of strengthening the framework for the prevention of money laundering and terrorist financing, while promoting financial inclusion through the use of digital identification tools. The resolution (i) incorporates the biometrics-based Clave Única de Registro de Población (Unique Population Registry Code, or CURP) as a valid means of identification, (ii) expands the mechanisms available for remote identity verification, (iii) introduces a new category of bank deposit accounts, subject to simplified identification requirements and certain transaction limits, to promote financial inclusion and the use of digital payment methods, and (iv) enhances transaction monitoring and know-your-customer obligations, in order to mitigate the risks associated with transactions involving funds of illicit origin and improve oversight of the financial system.

On August 13, 2026, a decree was published in the Official Gazette amending, supplementing and repealing various provisions of the Reglamento de Tránsito en Carreteras y Puentes de Jurisdicción Federal (Regulations on Federal Highways and Bridges), with the objective of strengthening road safety and traffic enforcement on federal highways. The decree (i) increases and updates penalties for risky conduct, including speeding, driving under the influence of alcohol or drugs, toll evasion and other traffic violations, (ii) provides for the use of electronic devices to detect certain violations, (iii) establishes digital mechanisms through which the Guardia Nacional (National Guard) may verify fines and (iv) reinforces the procedures for enforcement, vehicle impoundment and the imposition of penalties. The decree is intended to reduce accidents, improve regulatory compliance and strengthen safety on federal highway infrastructure.

On October 7, 2026, a decree was published in the Official Gazette amending Articles 82, 116 and 122 of the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of Mexico, or the Constitution) with respect to the single nationality requirement for members of the federal and local executive branches. Pursuant to the decree, any person seeking to hold the office of President, governor of a State or Head of Government of Mexico City must be Mexican by birth, may not hold or acquire any other nationality and must renounce any other nationality before registering as a candidate. Further, any person holding such office is prohibited, during his or her term of office, from acquiring or invoking a nationality other than Mexican, including through the use of a foreign passport or a request for diplomatic protection from another State.

Criminal Justice

In June 2026, Mexico implemented Europol’s Secure Information Exchange Network Application (SIENA) platform, with the objective of facilitating cooperation with Europol and the secure exchange of information in the fight against transnational organized crime.

On August 7, 2026, general provisions under the Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita (Federal Law for the Prevention and Identification of Transactions Involving Funds of Illicit Origin) were published in the Official Gazette, with the objective of updating and strengthening the mechanisms for identifying, monitoring and reporting vulnerable activities that could be used for money laundering or the financing of illicit activities. The provisions are intended to (i) reinforce the preventive framework against emerging financial risks, (ii) improve coordination between authorities and regulated entities, and (iii) strengthen the integrity of the financial and non-financial sectors.

Human Rights

On September 1, 2026, President Sheinbaum presented the Segundo Informe de Gobierno (Second Government Report), which highlights efforts to strengthen institutional coordination mechanisms among the federal, state and municipal levels of government in order to implement the recommendations of the Comisión Nacional de los Derechos Humanos (National Human Rights Commission, or CNDH) in connection with cases of human rights violations committed by authorities, as well as measures for comprehensive reparations for victims and the strengthening of prevention mechanisms, and training and monitoring initiatives to ensure that government agencies comply with national and international human rights standards. According to the report, coordination actions to monitor compliance with the CNDH’s recommendations included (i) three working sessions dedicated to the implementation of such recommendations, involving more than 75 federal institutions, (ii) seven specialized working and liaison sessions with institutions of the federal public administration and autonomous constitutional bodies, and (iii) six meetings with state governments.

On September 21, 2026, the CNDH published the Informe Especial sobre las Condiciones de las Estancias y Estaciones Migratorias: Hacia un Nuevo Modelo para la Atención de la Migración Irregular (Special Report Regarding the Conditions in the National Migration Institute’s Holding Facilities and Migration Stations), including the results of the supervisory visits to holding facilities and migration stations conducted in 2023, 2024 and 2025, which reported improvements in the evaluation scores of these facilities.

Cyber-Crimes and Cybersecurity

On June 30, 2026, the Government announced that the Ministry of the Navy and the Fuerza Aérea (Air Force) had integrated a visualization system into the Plataforma Virtual de Adiestramiento Cibernético (Virtual Cyber Training Platform), with the objective of improving the efficiency of national and international cyber training and strengthening Mexico’s cyber capabilities. As of that date, the Government had also distributed 118 cybersecurity bulletins, with the objective of raising awareness.

On June 30, 2026, the Government announced that 749 naval officers had been trained in information security and cybersecurity, with the objective of developing specialized skills for the protection of information and critical information infrastructure.

Access to Information, Government Procurement and Transparency

On June 30, 2026, the Government launched the Buen Gobierno (Good Government) platform, with the objective of providing clear and accessible online information on government performance. According to the Second Government Report, as of September 1, 2026, the platform had received more than 300,000 views.

Foreign Affairs, International Organizations and International Economic Cooperation

On May 22, 2026, the Government and the European Union signed the Acuerdo Comercial Interino México–Unión Europea (EU–Mexico Interim Trade Agreement) and the Acuerdo Global Modernizado México–Unión Europea (Modernized EU–Mexico Global Agreement). Following its approval by the European Parliament, as of the date of this filing the EU–Mexico Interim Trade Agreement remained under consideration by the Mexican Senate. The EU–Mexico Interim Trade Agreement covers the trade and investment portions of the Modernized EU-Mexico Global Agreement, and allows the trade part of such agreement to be ratified more quickly as it does not require ratification by individual Member States of the European Union. The EU–Mexico Interim Trade Agreement provides for (i) the elimination of substantially all tariffs on Mexican industrial exports, including automotive, auto parts and aerospace products, and on Mexican agricultural products, including tequila, mezcal, beer and avocados, (ii) legal protection for certain Mexican geographical indications, and (iii) modernizes provisions relating to dispute settlement and digital trade. These measures are consistent with the export diversification objectives of the Plan México, which sets forth the aim to increase Mexican exports to the European Union by 50% by 2030.

On July 1, 2026, the trade ministers of Mexico, the United States and Canada held the Quinta Reunión de la Comisión de Libre Comercio del T-MEC (Fifth Meeting of the USMCA Free Trade Commission), for the joint review process contemplated under Article 34.7 of the United States–Mexico–Canada Agreement (“USMCA”). At the meeting, while the United States declined to confirm its intention to extend the USMCA in its current form, the parties confirmed that the USMCA will remain in effect through 2036 and agreed to hold annual review meetings, pursuant to which the parties may agree to extend the USMCA’s expiration date from July 1, 2036, to the date falling 16 years after they agree to the extension.

From July 21 to July 23, 2026, delegations of the Secretaría de Economía (Ministry of Economy) and the Office of the United States Trade Representative (USTR) held a third round of bilateral consultations in Mexico City, which addressed, among other matters, regional economic security, automotive rules of origin, trade in steel and aluminum, agricultural trade and the prevention of unfair trade practices by non-party countries (including free-riding). Following the conclusion of the bilateral consultations, the Ministry of Economy and the USTR issued a Declaración Conjunta (Joint Statement), in which they reaffirmed their commitment to promoting the competitiveness of North American manufacturing, strengthening regional supply chains and addressing unfair trade practices, including the circumvention of trade measures and free-riding by non-party countries in key sectors such as the automotive, steel and aluminum industries. According to the Ministry of Economy, as of July 23, 2026, approximately 85% of Mexican exports to the United States continued to enter the U.S. market free of duties pursuant to the USMCA rules of origin, thereby preserving Mexico’s preferential tariff treatment.

On August 3, 2026, the Ministry of Economy announced that Mexico and Japan had held high-level negotiations with the objective of (i) strengthening bilateral economic dialogue, (ii) exploring opportunities for collaboration in trade, investment, innovation, supply chains and strategic industries, and (iii) deepening cooperation within the framework of the economic relationship between the two countries. The negotiations are intended to consolidate economic and trade ties between Mexico and Japan, attract investment, boost competitiveness and sustainable economic development and promote greater productive integration between the two economies.

Environment

On June 29, 2026, Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or SEMARNAT) announced the adoption of the Programa Especial de Cambio Climático 2026–2030 (Special Climate Change Program 2026–2030, or PECC), a comprehensive plan intended to coordinate the actions and goals of the federal public administration with respect to (i) the mitigation of greenhouse gas emissions, (ii) adaptation to climate change, and (iii) the resilience of ecosystems and communities to the impacts of climate change. The PECC is aimed at accelerating climate action in Mexico, contributing to the fulfillment of Mexico’s national and international climate change commitments, promoting sustainable development with a focus on climate justice and coordinating government efforts to protect the population and the environment from climate risks.

On July 15, 2026, SEMARNAT announced an investment initiative aimed at mobilizing public and private resources for strategic sustainability projects focused on environmental protection, climate change adaptation and mitigation, biodiversity conservation and the strengthening of resilient infrastructure. The initiative is intended to promote (i) Mexico’s sustainable development through financing mechanisms that foster inclusive economic growth, (ii) the ecological transition, (iii) job creation, and (iv) Mexico’s compliance with national and international environmental commitments.

On July 20, 2026, an agreement in connection with the procedures related to the exploration, extraction or processing of minerals or substances in federally administered protected natural areas was published in the Official Gazette. The agreement establishes criteria for the evaluation of applications to conduct mining activities within protected natural areas, in accordance with recent environmental and mining reforms and the requirements established under the rulings of the Suprema Corte de Justicia (Supreme Court). The agreement is aimed at (i) strengthening the protection of protected natural areas, (ii) promoting the conservation of ecosystems and biodiversity, and (iii) ensuring that environmental authorizations related to mining activities comply with the applicable legal framework and the principles of environmental protection and sustainable development.

On July 21, 2026, SEMARNAT, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) and the Banco de Desarrollo de América Latina y el Caribe (Development Bank of Latin America and the Caribbean, or CAF) launched the Fondo de Capital Ambiental para México (Environmental Capital Fund for Mexico), a financial mechanism designed to direct investment toward projects that promote sustainability, climate change mitigation and adaptation, biodiversity conservation and the development of environmentally responsible infrastructure. The fund is intended to (i) mobilize public and private capital to accelerate the transition toward a more sustainable economy, (ii) strengthen Mexico’s environmental resilience, (iii) support economic growth based on sustainability criteria, and (iv) support Mexico’s compliance with its climate and environmental commitments.

On September 9, 2026, environmental norms aimed at strengthening the regulation and sustainable management of natural resources were published in the Official Gazette, establishing guidelines and mechanisms to improve environmental protection, regulatory compliance and institutional coordination. The norms are aimed at (i) strengthening ecosystem conservation, (ii) preventing adverse environmental impacts, (iii) promoting sustainable development, and (iv) ensuring a more effective implementation of Mexico’s environmental legal framework.

On September 30, 2026, SEMARNAT and the Comisión Nacional del Agua (National Water Commission, or CONAGUA) provided an update on the progress towards achieving their goals under Mexico’s environmental policy, including investments in water infrastructure, ecosystem restoration, river cleanup, biodiversity protection and environmental justice, comprising approximately 24,000 water infrastructure works across 2,183 municipalities and 17 strategic water infrastructure projects expected to benefit approximately 36 million people. According to SEMARNAT and CONAGUA, total investment in water infrastructure is expected to exceed Ps. 180 billion through 2030, including more than Ps. 80 billion allocated to 17 strategic water infrastructure projects. The objectives of this policy include (i) guaranteeing the human right to water, (ii) restoring and conserving natural resources, (iii) strengthening resilience to climate change, (iv) promoting sustainable development, and (v) improving the quality of life of the population.

On October 7, 2026, SEMARNAT and the Acelerador de Transición Industrial (Industrial Transition Accelerator, or ITA) announced a partnership established on September 29, 2026, as part of the Build Clean Now initiative, with the objective of (i) promoting clean industry, (ii) accelerating investment in Mexico, and (iii) mobilizing financing for industrial decarbonization. As part of the partnership, a workshop is expected to be held in Mexico in 2027 to identify clean industrial investment opportunities, increase the visibility of projects under development and address barriers to investment. The partnership is also expected to support Mexico’s industrial decarbonization efforts, including by facilitating investment in projects under Mexico’s recently approved investment plan under the Climate Investment Funds (a multilateral financing mechanism that supports climate-related investments in participating countries through multilateral development banks), which is expected to attract U.S.$250 million in concessional financing and attract an additional U.S.$1.68 billion in investment.

On October 10, 2026, the Secretaría de Relaciones Exteriores (Ministry of Foreign Affairs) announced that between October 5 and October 8, 2026, Mexico participated in the preparatory meeting for the 31st Conference of the Parties to the United Nations Framework Convention on Climate Change. At the meeting, Mexico (i) advocated for a climate action agenda based on scientific evidence, (ii) highlighted the need to mobilize financing to meet international climate commitments, and (iii) presented its updated Nationally Determined Contribution (NDC 3.0) and its ADAPTA-MX National Adaptation Plan, with the objective of building consensus ahead of the COP31 Conference.

THE ECONOMY

General

On September 8, 2026, the Ministry of Finance and Public Credit submitted the Paquete Económico 2027 (2027 Economic Package) to Congress. The 2027 Economic Package sets forth the proposed economic and fiscal framework for 2027 and is aimed at (i) supporting productive investment and social programs, (ii) continuing the process of fiscal consolidation, and (iii) maintaining a sustainable public debt trajectory. Further, on September 8, 2026, the Ministry of Finance and Public Credit submitted to Congress the Criterios Generales de Política Económica 2027 (General Criteria for Economic Policy for 2027) as part of the 2027 Economic Package, which supersede the preliminary projections set forth in the Pre-Criterios Generales de Política Económica 2027 (Preliminary General Criteria for Economic Policy for 2027) published in April 2026.

On October 20, 2026, the Senate approved the decree enacting the Ley de Economía Digital (Digital Economy Law). The objectives of the proposed law include (i) promoting the use of electronic and digital payments, (ii) reducing the use of cash, (iii) facilitating the formalization of commercial activities, and (iv) achieving the adoption of digital payments for government procedures and services at the federal, state and municipal levels. Among other measures, the law (i) incorporates the CURP Digital (Digital Population Registry Code) and the Expediente Digital Ciudadano (Citizen Digital File) as verification mechanisms for financial services contracts, (ii) recognizes QR codes, near-field communication devices, debit and credit cards, direct debits and fund transfers, among other modalities, as forms of payment, (iii) requires the Government and service providers to take the actions necessary to accept digital payment methods, and (iv) authorizes Banco de México to implement measures to facilitate electronic transfers, standardize financial services applications and promote access to financial services. The law will enter into force following its publication in the Official Gazette, which remained pending as of the date of this filing.

Private Sector Investment

On August 19, 2026, the Government announced a private investment of approximately Ps. 10.1 billion in industrial infrastructure for companies in the advanced manufacturing, logistics, pharmaceutical and medical device industries at the Polo de Desarrollo Económico para el Bienestar (Economic Wellbeing Development Hub, or PODECOBI) in Zapotlán, Hidalgo. The project is expected to generate approximately 5,100 direct and indirect jobs during its first phase. Further, the Government announced an investment of Ps. 6.5 billion at the PODECOBI in Tula, Hidalgo, for the purposes of (i) refurbishing a cement plant, (ii) developing a new cement production line, and (iii) renovating the Cruz Azul Hospital. The investment is expected to generate approximately 14,200 direct and indirect jobs.

On September 8, 2026, as part of the 2027 Economic Package, the Government submitted to Congress several legislative proposals with the objective of (i) strengthening legal certainty, (ii) streamlining investment, and (iii) promoting private and mixed capital participation under Plan México and the Law for the Promotion of Investment in Strategic Infrastructure for Wellbeing Development. Among other measures, the legislative proposals include amendments to the Ley del Impuesto sobre la Renta (Income Tax Law) include temporary provisions that would codify the tax incentives previously established by executive decree for projects aligned with Plan México and located within designated development hubs, including the Polos de Desarrollo para el Bienestar (Wellbeing Development Hubs, or PODEBIs), the Polos Industriales del Bienestar (Wellbeing Industrial Hubs, or POINBIs), PODECOBIs and the Polos de Desarrollo de Economía Circular para el Bienestar (Circular Economy Wellbeing Development Hubs, or PODECIBIs).

In addition, as part of the 2027 Economic Package and pursuant to the Ley para el Fomento de la Inversión en Infraestructura Estratégica para el Desarrollo del Bienestar (Law for the Promotion of Investment in Strategic Infrastructure for Wellbeing Development) and its implementing regulations issued in May 2026, the Government expects to enter into mixed public-private investment contracts that are expected to mobilize approximately Ps. 188.9 billion of private investment for strategic energy, transportation and industrial infrastructure projects, of which Ps. 60.4 billion are expected to be invested in 2027. The 2027 Economic Package also includes the preferential income tax rate of 10% on capital gains from the transfer of shares in initial public offerings conducted on Mexican stock exchanges by issuers with a market capitalization of no more than Ps. 50.0 billion, with the objective of promoting capital raising in the domestic financial markets.

Gross Domestic Product

According to preliminary figures, Mexico’s real GDP increased by 2.1% during the second quarter of 2026, compared to the same period in 2025, mainly as a result of positive contributions from all three major groups of economic activities. In seasonally adjusted terms, GDP increased by 1.4% during the second quarter of 2026, as compared to the previous quarter, reflecting growth in all three major groups of economic activities. In particular, primary, secondary and tertiary activities increased by 2.4%, 1.6% and 1.4%, respectively, in each case compared to the previous quarter in seasonally adjusted terms.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures (In Billions of Pesos)(1)

	Second quarter (annualized)(2)
	2025(3)	2026(3)
GDP	Ps. 25,618.7	Ps. 26,144.1
Add: Imports of goods and services	12,109.3	13,768.7

Total supply of goods and services	37,727.9	39,912.8
Less: Exports of goods and services	10,709.9	12,261.7

Total goods and services available for domestic expenditure	Ps. 27,018.0	Ps. 27,651.2
Allocation of total goods and services:
Private consumption	18,045.3	18,431.3
Public consumption	2,911.3	2,998.1

Total consumption	20,956.67	21,429.4

Total gross fixed investment	5,720.67	5,944.0

Changes in inventory	41.1	29.6

Total domestic expenditures	Ps. 26,718.5	Ps. 27,403.0

Errors and Omissions	299.6	248.2

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2018.
(2)	Annualized. Actual second quarter real GDP data has been annualized for comparison purposes. Second quarter data is not necessarily indicative of performance for the full fiscal year.
(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures (As a Percentage of Total GDP)

	Second quarter (annualized)
	2025(1)	2026(1)
GDP	100.0%	100.0%
Add: Imports of goods and services	47.3	52.7

Total supply of goods and services	147.3	152.7
Less: Exports of goods and services	41.8	46.9

Total goods and services available for domestic expenditures	105.5%	105.8%
Allocation of total goods and services:
Private consumption	70.4%	70.5%
Public consumption	11.4	11.5

Total consumption	81.8	82.0
Total gross fixed investment	22.3	22.7
Changes in inventory	0.2	0.1

Total domestic expenditures	104.3%	104.8%

Errors and Omissions	1.2%	0.9%

Note: Percentages may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector (In Billions of Pesos)(1)

	Second quarter (annualized)(2)
	2025(3)		2026(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	857.0	Ps.	898.2
Secondary Activities:
Mining		810.8		850.3
Utilities		305.8		305.4
Construction		1,519.1		1,591.9
Manufacturing		5,253.2		5,231.1
Tertiary Activities:
Wholesale and retail trade		4,955.4		5,233.9
Transportation and warehousing		1,973.2		1,975.1
Information		491.8		496.7
Finance and insurance		1,067.0		1,073.2
Real estate, rental and leasing		2,400.4		2,413.3
Professional, scientific and technical services		618.0		619.3
Management of companies and enterprises		169.5		168.2
Support for business		256.1		260.0
Education services		892.3		896.6
Health care and social assistance		617.4		632.7
Arts, entertainment and recreation		128.6		133.4
Accommodation and food services		558.4		543.9
Other services (except public administration)		421.1		428.5
Public administration		839.0		875.1

Gross value added at basic values		24,134.2		24,626.8
Taxes on products, net of subsidies		1,484.4		1,517.4

GDP	Ps.	25,618.7	Ps.	26,144.1

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2018.
(2)	Annualized. Actual second quarter real GDP data has been annualized for comparison purposes. Second quarter is not necessarily indicative of performance for the full fiscal year.
(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	Second quarter
	2025(2)	2026(2)
GDP (real pesos)	(0.1)%	2.1%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	(1.2)	4.8
Secondary Activities:
Mining	(8.3)	4.9
Utilities	(2.2)	(0.1)
Construction	(2.2)	4.8
Manufacturing	(0.1)	(0.4)
Tertiary Activities:
Wholesale and retail trade	(2.1)	5.6
Transportation and warehousing	0.7	0.1
Information	4.5	1.0
Finance and insurance	2.3	0.6
Real estate, rental and leasing	1.6	0.5
Professional, scientific and technical services	8.8	0.2
Management of companies and enterprises	3.3	(0.8)
Administrative support, waste management and remediation services	13.0	1.5
Education services	1.3	0.5
Health care and social assistance	3.3	2.5
Arts, entertainment and recreation	1.0	3.7
Accommodation and food services	(3.2)	(2.6)
Other services (except public administration)	0.1	1.8
Public administration	0.1	4.3

Note: Percentages may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2018.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for other components of GDP.

Source: INEGI.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 2.85% as of September 30, 2026, a one percentage point decrease from the rate as of September 30, 2025. As of September 30, 2026, the economically active population in Mexico (fifteen years of age and older) was 61.7 million. As of October 29, 2026, the minimum wages were Ps. 440.87 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 315.04 per day for the rest of Mexico, an increase of 5% and 13%, respectively, from the applicable minimum wages in effect from January 1, 2025, to December 31, 2025. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2025 Form 18-K.

Principal Sectors of the Economy

Manufacturing

In August 2026, manufacturing production increased by 1.7% compared to the previous month, and by 4.1% compared to August 2025, based on seasonally adjusted figures. Manufacturing employment decreased by 0.1% in August 2026 compared to the previous month, and by 1.0% compared to August 2025.

The following table shows the value of industrial manufacturing output in billions of constant 2018 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	Second quarter
	2025(2)			2026(2)
Food	Ps.	998.2	0.5%	Ps.	1,005.2	0.7%
Beverage and tobacco products		257.1	(1.4)		254.2	(1.1)
Textile mills		24.4	(7.7)		23.1	(5.5)
Textile product mills		16.9	(0.6)		16.4	(3.1)
Apparel		48.4	(8.6)		46.8	(3.3)
Leather and allied products		23.6	(8.9)		23.3	(1.6)
Wood products		31.7	(11.3)		30.6	(3.3)
Paper		102.0	(1.5)		100.3	(1.6)
Printing and related support activities		23.7	1.1		22.7	(4.1)
Petroleum and coal products		246.1	13.3		255.4	3.8
Chemicals		333.2	(3.9)		343.0	2.9
Plastics and rubber products		164.0	(3.1)		157.6	(3.9)
Nonmetallic mineral products		150.6	(2.0)		150.0	(0.4)
Primary metals		249.1	(1.0)		247.8	(0.5)
Fabricated metal products		160.1	(5.2)		156.3	(2.4)
Machinery		221.2	(0.8)		229.1	3.6
Computers and electronic products		506.2	3.5		517.4	2.2
Electrical equipment, appliances and components		213.6	1.2		200.1	(6.3)
Transportation equipment		1,239.8	(4.3)		1,217.3	(1.8)
Furniture and related products		47.0	(4.6)		44.7	(5.0)
Miscellaneous		196.1	34.3		189.9	(3.2)

Total expansion/contraction	Ps.	5,253.2	(0.1)%	Ps.	5,231.1	(0.4)%

(1)	Constant pesos with purchasing power as of December 31, 2018. Percent change reflects differential in constant 2018 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

On June 23, 2026, Petróleos Mexicanos (PEMEX) and Petróleo Brasileiro S.A. (Petrobras) entered into a memorandum of understanding to establish a framework for strategic and technical cooperation to evaluate potential projects in hydrocarbon exploration and production, and industrial activities, including refining and petrochemicals. The memorandum of understanding has a term of two years, is subject to renewal, and does not constitute a binding investment commitment or establish a joint venture between PEMEX and Petrobras.

As of August 31, 2026, in line with PEMEX’s Strategic Plan 2025–2035, PEMEX had entered into nine contratos de desarrollo mixto (mixed development contracts) with private and social sector participants with the objective of (i) stabilizing production in mature fields and (ii) developing new offshore and onshore reserves.

On September 2, 2026, PEMEX and Woodside Energy entered into a non-binding memorandum of understanding establishing a framework for technical and strategic cooperation in hydrocarbon exploration and production. The memorandum of understanding provides for the exchange of technical knowledge, experience and industry best practices, as well as the joint identification and evaluation of potential exploration and production opportunities.

On September 23, 2026, Fitch affirmed PEMEX’s BB+ rating with a stable outlook.

Electric Power

As of June 30, 2026, the installed capacity of the generation infrastructure of the Comisión Federal de Electricidad (Federal Electricity Commission, or CFE) amounted to 64,020.40 MW, comprising 170 CFE power plants, with 570 generating units, and 33 power plants operated by independent power producers.

On October 1, 2026, CFE presented an update on the progress of its Plan de Fortalecimiento y Expansión del Sistema Eléctrico Nacional 2025–2030 (2025–2030 Strengthening and Expansion Plan for the National Electricity System, or the Expansion Plan) to investors, outlining planned investments of approximately U.S.$37.5 billion through 2030. The presentation identified mixed development schemes and CFE Fibra E, an energy and infrastructure investment trust, as mechanisms to attract private and institutional capital for electricity infrastructure. In addition, during the presentation CFE highlighted its development of strategic electricity infrastructure projects in 2026, including (i) the construction of power plants in Guadalajara and Altamira and (ii) the execution of its Portafolio de Proyectos de Transmisión y Transformación 2026–2027 (2026–2027 Transmission and Transformation Projects Portfolio), with the objective of meeting industrial energy demand and supporting nearshoring investment.

On October 4, 2026, CFE reported that it plans to invest approximately Ps. 8.9 billion in electricity infrastructure in Nuevo León through 2030 under the Expansion Plan, consisting of (i) Ps. 2.165 billion for distribution infrastructure, including four new substations, capacity expansions at ten existing substations, network modernization and electrification projects, and (ii) Ps. 6.719 billion for six transmission projects intended to strengthen the grid and meet growing electricity demand.

On October 7, 2026, the Government announced that it plans to invest approximately Ps. 1,169 trillion in electricity infrastructure through 2030 of which (i) Ps. 1,028 trillion will be allocated to electricity infrastructure and (ii) Ps. 140.9 billion to natural gas pipelines. The investment program contemplates financing from CFE, public-private projects and private investment. CFE also reported that more than 21,000 electrification projects had been completed during 2025 and 2026, benefiting more than 600,000 people.

Tourism

On August 27, 2026, the Secretaría de Turismo (Ministry of Tourism, or SECTUR) published its Informe de Avance y Resultados del Programa Sectorial de Turismo 2025–2030 (Progress and Results Report for the Tourism Sector Program 2025–2030), highlighting record levels in several tourism indicators during the first half of 2026. In particular, during the first half of 2026 (i) international visitors totaled 51.1 million, an increase of 7.7%, (ii) international tourists totaled 24.5 million, an increase of 4.6%, (iii) cruise passenger arrivals totaled 6.6 million, an increase of 15.2%, and (iv) expenditures by cruise passengers totaled U.S.$575 million, an increase of 18.7%, in each case compared to the same period in 2025.

On September 28, 2026, SECTUR published the Cartera de Inversión Turística (National Tourism Investment Portfolio) for the four-month period ended August 31, 2026, comprising 925 projects across Mexico’s 32 states, with an estimated aggregate investment value of more than U.S.$47.53 billion. The projects registered as under development in the National Tourism Investment Portfolio during the second four-month period of 2026 represented increases of 20% in the number of projects and 12% in estimated investment value compared to the previous four months.

On October 2, 2026, SECTUR reported that passenger traffic at Mexican airports totaled 128.3 million between January and August 2026, comprising (i) 86.8 million domestic passengers and (ii) 41.5 million international passengers. In August 2026, passenger traffic totaled 16.8 million, an increase of 2.7% compared to the same month in 2025.

On October 6, 2026, SECTUR reported that during the eight-month period ended August 31, 2026, Mexican ports received 8.2 million cruise passengers through 2,236 cruise ship arrivals, representing increases of 15.9% in passenger numbers and 12.0% in cruise ship arrivals, in each case as compared to the same period in 2025.

Agriculture

During the seven-month period ended July 31, 2026, the agricultural, livestock and fishery trade balance recorded a surplus of U.S.$633 million. Exports of these products decreased by 3.0% and imports increased by 9.8%, in each case as compared to the same period of 2025.

On October 1, 2026, avocados became the first agricultural product to be covered by the Labor Certificate for Agricultural Exports, a mechanism designed to certify compliance with labor and social security obligations. Further, on October 2, 2026, the Government announced two agreements with the Asociación de Productores y Empacadores Exportadores de Aguacate de México, A.C. (Mexican Association of Avocado Producers and Exporting Packers, or APEAM), which set forth commitments to prevent deforestation in avocado orchards in Michoacán and Jalisco that produce for export.

Education Services and Healthcare and Social Assistance

On September 15, 2026, the Secretaría de Educación Pública (Ministry of Public Education) reported that total higher education enrollment reached 5.8 million students during the 2025–2026 academic year. In 2026, Ps. 7.33 billion were allocated to 210 schools for 314 infrastructure improvements, and Ps. 3.29 billion were allocated to 123 expansion projects across 31 states.

On October 11, 2026, the Ministry of Public Education reported that Ps. 141.54 billion had been spent on the Becas para el Bienestar (Wellbeing Scholarships) programs during the 2025–2026 academic year, benefiting more than 19.5 million students across basic, upper secondary and higher education.

On October 13, 2026, the Government reported that the construction of 34 hospitals had been completed during 2024 and 2025, adding 1,840 hospital beds, with an aggregate investment of Ps. 46.7 billion in infrastructure for the Instituto Mexicano del Seguro Social (Mexican Institute of Social Security, or IMSS), the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Institute for Social Security and Social Services of Government Workers, or ISSSTE) and Instituto Mexicano del Seguro Social para el Bienestar (Mexican Institute of Social Security Wellbeing, or IMSS-Bienestar).

During the first half of 2026, the Government continued the phased implementation of the Servicio Universal de Salud (Universal Health Service). As part of this process, the Ministry of Health, IMSS, ISSSTE, IMSS-Bienestar and PEMEX entered into inter-institutional collaboration agreements providing for reciprocal coverage of healthcare services for emergencies, high-risk pregnancies, acute cardiovascular and cerebrovascular conditions, hemodialysis, and oncology treatment. According to preliminary figures, during the eight-month period ended August 31, 2026, budgetary expenditures on social development increased by 8.4% in real terms, and health expenditures increased by 14.3% in real terms, in each case as compared to the same period in 2025.

As part of the national housing policy set forth in the Criterios Generales de Política Económica para 2027 (General Criteria for Economic Policy for 2027), the Government proposed to allocate budgetary resources in 2027 to fund (i) 240,000 subsidies for new housing construction and (ii) 56,500 subsidies for home improvements, primarily for low-income households and vulnerable populations in urban and rural municipalities.

Transportation and Communications

On August 17, 2026, the Secretaría de Infraestructura, Comunicaciones y Transportes (Ministry of Infrastructure, Communications and Transportation, or SICT) announced public investment in infrastructure projects for the 2025–2030 period for a total amount of Ps. 1.33 trillion, which is expected to generate approximately 4 million direct and indirect jobs. Planned investment in highway, educational, sports and railway infrastructure for 2026 amounts to over Ps. 239 billion.

During the first half of 2026, the Government continued to implement the measures set forth in the Plan de Inversión en Infraestructura para el Desarrollo con Bienestar 2026–2030 (Infrastructure Investment Plan for Development with Wellbeing 2026–2030), with a focus on passenger and freight rail networks. As of June 30, 2026, projects under development included (i) the AIFA–Pachuca and Mexico City–Querétaro passenger rail lines and (ii) freight infrastructure for the Tren Maya and the Corredor Interoceánico del Istmo de Tehuantepec (Interoceanic Corridor of the Isthmus of Tehuantepec). According to preliminary figures, during the first eight months of 2026, total public fixed capital investment increased by 1.9% in real terms as compared to the same period of 2025.

Highways

On July 16, 2026, the SICT announced that 2,313 kilometers of the federal toll-free highway network are expected to be constructed and modernized through 2030, representing an investment of Ps. 144.38 billion. The SICT also reported on the progress towards the modernization of 18 toll highways, covering 802 kilometers, with mixed investment of Ps. 100.63 billion. Of these 18 toll highway projects, (i) four had been completed, (ii) ten were underway and (iii) four were yet to be commenced.

On September 21, 2026, the SICT reported that 64% of the expansion and modernization of the Lagos de Moreno bypass in Jalisco had been completed. The project covers 24.06 kilometers and is expected to be completed in December 2027.

On October 3, 2026, the Government inaugurated the two-kilometer access bridge to the Port of Veracruz, representing an investment of Ps. 861 million. The eight-lane bridge was completed three months ahead of schedule. According to SICT, the bridge will reduce travel times by up to 50 minutes at an intersection that serves more than 34,000 vehicles daily.

On October 5, 2026, the SICT reported that construction of the Kukulcán road interchange in Cancún, Quintana Roo, was 74% complete. The project, which has a total length of 1.92 kilometers and represents an investment of Ps. 484 million, is expected to be completed by the end of 2026.

Seaports

From January to August 2026, total cargo handled at Mexican seaports totaled 166.7 million tons, a 0.4% decrease compared to the same period in 2025. The decrease in total cargo primarily reflected an 11.2% decline in export cargo, which totaled 47.4 million tons, partially offset by a 3.2% increase in import cargo, which totaled 82.3 million tons, in each case as compared to the same period in 2025.

Aviation

On July 30, 2026, the Agencia Federal de Aviación Civil (Federal Civil Aviation Agency, or AFAC) announced the renewal of the civil aerodrome certifications for the Tijuana and Los Cabos international airports, each of which is operated by Grupo Aeroportuario del Pacífico. The renewed certificates confirm compliance with national and international standards for airport design, infrastructure, maintenance, equipment and operational safety.

On October 8, 2026, the Government reported that, from its opening on March 21, 2022, through October 5, 2026, the Felipe Ángeles International Airport had served approximately 22.7 million passengers across 179,505 operations. As of October 5, 2026, the airport served (i) 40 domestic and seven international destinations, and (ii) seven passenger airlines and 53 cargo airlines.

Railways

On June 30, 2026, the SICT announced the approval of the Programa Institucional de la Agencia de Trenes y Transporte Público Integrado 2026–2030 (Institutional Program of the Agency for Trains and Integrated Public Transportation for 2026–2030). The program includes 13 passenger railway construction projects and is aimed at (i) developing over 3,000 kilometers of passenger railway lines, (ii) strengthening rail freight transportation, and (iii) enhancing urban, suburban and interurban public transportation services.

On September 23, 2026, the Government announced that it plans to invest Ps. 750 billion to construct 2,400 kilometers of passenger railway lines through 2030, including the AIFA–Pachuca and Mexico City–Querétaro routes, which are expected to begin operations in 2027. As of the date of the announcement, reported construction progress was approximately (i) 45% for the Mexico City–Pachuca route, (ii) 31% for the Mexico City–Querétaro route, (iii) 22% for the Querétaro–Irapuato route, and (iv) 10% for the Saltillo–Nuevo Laredo route.

Communications

On September 24, 2026, the Government reported that, in collaboration with CFE, internet connectivity had been provided to 10,136 telesecundaria schools (distance-learning schools) and 5,153 IMSS-Bienestar clinics. The Government also reported that mobile coverage had reached approximately 37,000 localities.

On October 7, 2026, the Comisión Reguladora de Telecomunicaciones (Telecommunications Regulatory Commission, or CRT) announced the call for bids with respect to 60 MHz of spectrum in the 2.3 GHz band to support intelligent radiocommunication networks, and published the bidding rules for such bidding process.

Mining

In July 2026, Mexico’s mining and metallurgical production, which includes the extraction, processing, smelting and refining of metallic and nonmetallic minerals, increased by 3.8% in seasonally adjusted terms, as compared to the previous month, and decreased by 3.9%, as compared to July 2025.

On September 8, 2026, as part of the 2027 Economic Package, the Government submitted to Congress proposed amendments to the Ley Federal de Derechos (Federal Law of Duties), with the objective of updating and standardizing the federal duties applicable to the extraction of non-metallic materials and quarry products (such as gravel, sand and stone) by establishing duty rates based on the type of material extracted.

On September 9, 2026, NOM-157-SEMARNAT-2026, a new official Mexican standard governing mining waste management, was published in the Official Gazette. The standard updates the requirements for the characterization and management of mining waste and prioritizes prevention, recovery and treatment, with final disposal as a last alternative. NOM-157-SEMARNAT-2026 will enter into force 180 calendar days after its publication, replacing NOM-157-SEMARNAT-2009.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings” in the 2025 Form 18-K.

Table No. 7 – Money Supply

	At June 30,
	2025		2026(1)
M1:	(in millions of nominal pesos)
Bills and coins	Ps.	3,035,976	Ps.	3,262,393
Checking deposits
In domestic currency		2,672,929		2,828,544
In foreign currency		672,754		612,156
Interest-bearing peso deposits		1,636,606		1,862,544
Savings and loan deposits		105,241		132,765

Total M1	Ps.	8,123,506	Ps.	8,698,401

M4	Ps.	20,613,413	Ps.	22,089,771

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation at the end of the third quarter of 2026 was 3.5%, which was above the midpoint of Banco de México’s 3.0% (+/- 1.0%) target inflation range for the year, 0.2 percentage points lower than the 3.7% consumer inflation for 2025 and 0.7 percentage points lower than the 4.2% consumer inflation for 2024. This trend reflects among other factors, Banco de México’s monetary policy actions, the effect of the dissipation of supply shocks on the non-core component, and a decrease in core inflation.

Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 3.75% at the end of the third quarter of 2026, 0.58 percentage points lower than core inflation of 4.33% for 2025.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2022	7.8	5.3	22.0;(6) 22.0(7)
2023	4.7	1.4	20.0;(6) 20.0(7)
2024	4.2	7.4	20.0;(6) 20.0(7)
2025	3.7	2.6	12.0;(6) 12.0(7)
2026
January	3.8	2.1	5.0;(6) 13.0(7)
February	4.0	1.7	—
March	4.6	2.5	—
April	4.5	2.0	—
May	3.9	2.0	—
June	3.4	1.9	—
July	3.1	2.5	—
August	3.3	2.8	—
September	3.5	3.4	—

(1)	Changes in price indices are calculated as the 12-month percentage change. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent changes in producer prices for goods and services (excluding oil prices). INPP takes July 2019 as a base date.

(4)	Preliminary figures for 2026.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor and Social Security.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2022:
January-June	6.4	7.0	4.3	6.6	6.8
July-December	8.9	9.6	6.0	9.2	9.6
2023:
January-June	11.1	11.4	7.9	11.3	11.4
July-December	11.1	11.3	8.5	11.5	11.5
2024:
January-June	11.0	11.2	8.7	11.4	11.5
July-December	10.4	10.5	8.3	10.8	11.0
2025:
January-June	9.0	8.9	7.3	9.5	9.6
July-December	7.3	7.5	6.0	7.9	7.9
2026:
January	7.0	7.1	5.6	7.3	7.3
February	6.9	7.0	5.6	7.3	7.3
March	6.8	7.1	5.5	7.2	7.3
April	6.6	6.8	5.4	7.0	7.1
May	6.5	6.6	5.4	6.8	6.9
June	6.3	6.5	5.2	6.7	6.8
July	6.2	6.5	5.1	6.8	6.8
August	6.2	6.5	5.1	6.8	6.8
September	6.3	6.6	5.2	6.8	6.8

Source: Banco de México.

During the first nine months of 2026, interest rates on 28-day Cetes averaged 6.5%, as compared to 8.5% during the same period of 2025. Interest rates on 91-day Cetes averaged 6.7%, as compared to 8.5% during the same period of 2025.

On October 29, 2026, the 28-day Cetes rate was 6.2% and the 91-day Cetes rate was 6.7%.

On June 25, August 6 and September 24, 2026, Banco de México held its fourth, fifth and sixth monetary policy meetings of 2026, respectively, maintaining the Tasa de Fondeo Bancario (overnight interbank funding rate) at 6.50% in each meeting. The decisions took into account, among other factors, (i) the inflationary outlook, (ii) exchange rate dynamics, (iii) the slight decoupling of the economic cycle of the Mexican and U.S. economies, (iv) the slack conditions under which the Mexican economy is operating, (v) the gradual decrease in annual core inflation, (vi) the lagging cumulative effect of the restrictive monetary policy stance, and (vii) the absence of demand-side inflationary pressures in Mexico. Therefore, as of October 29, 2026, the overnight interbank funding rate stood at 6.50% compared to 7.00% as of December 31, 2025.

On June 29, 2026, Banco de México announced that, beginning in the third quarter of 2026, it would add purchases of Cetes and BONDES F to the set of tools used to manage the liquidity of the financial system and implement monetary policy. According to Banco de México, these operations are to be conducted when money market liquidity conditions warrant it, with the objective of keeping the overnight interbank interest rate in line with the target set by Banco de México’s Board of Governors, and are not intended to alter the monetary policy stance.

Foreign Exchange Rates

Foreign Exchange Rates

The following table sets forth, for the periods indicated, the daily peso/U.S. dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2021	20.4672	20.2787
2022	19.4715	20.1193
2023	16.9190	17.7382
2024	20.7862	18.3336
2025	18.0012	19.2157
2026:
January	17.3310	17.6449
February	17.2193	17.2228
March	18.0033	17.7692
April	17.5118	17.4187
May	17.3505	17.3034
June	17.4693	17.3819
July	17.3288	17.4607
August	17.0147	17.0664
September	18.0692	17.2640

Source: Banco de México.

On October 29, 2026, the peso/U.S. dollar exchange rate closed at Ps. 18.8148 = U.S.$1.00, a 4.3% depreciation in dollar terms as compared to the rate on December 31, 2025. The peso/U.S. dollar buying exchange rate published by Banco de México on October 29, 2026 (which took effect on the second business day thereafter) was Ps. 18.6525 = U.S.$1.00.

Banking System

On June 30, 2026, and September 28, 2026, the Consejo de Estabilidad del Sistema Financiero (Financial System Stability Board, or FSB) held its 64th and 65th ordinary sessions, respectively. At each session, the FSB updated its assessment of the risks faced by the Mexican financial system and concluded that the Mexican financial system continues to maintain a position of strength and resilience, with the capacity to absorb adverse shocks and preserve its orderly functioning. The FSB also noted that (i) commercial banks maintain capitalization and liquidity ratios that comfortably exceed the applicable minimum regulatory requirements, and (ii) the exposures of the banking sector to non-bank financial intermediaries and to foreign holdings of peso-denominated assets remain limited.

On August 27, 2026, Banco de México and the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or CNBV) published for public consultation a draft of the Disposiciones de Carácter General Aplicables a las Redes de Medios de Disposición (General Provisions Applicable to Payment Networks), which are intended to promote competition and efficiency in the payment card system by (i) providing for a phased reduction of transaction fees, with the objective of reducing processing costs for merchants, and (ii) strengthening point-of-sale interoperability requirements so that payment terminals accept cards regardless of the issuer, acquirer or network. On the same date, Banco de México published for a second public consultation the draft rules for the organization, functioning and operation of clearing houses for card payments, which are aimed at strengthening risk management and interoperability among clearing houses.

At the end of June 2026, the total assets of the banking sector were Ps. 16,051.08 billion, which represented a real annual increase of 5.0% as compared to the end of June 2025. At the end of June 2026, the current loan portfolio of the banking sector had a balance of Ps. 8,409.4 billion, which represented a real annual increase of 7.8% compared to the end of June 2025. Finally, the banking sector’s net result was Ps. 149.1 million at the end of June 2026, 2.2% lower in real terms compared to the end of June 2025.

Banking Supervision and Support

At the end of June 2026, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 20.6%, as compared to 20.0% at the end of June 2025 and 20.2% at the end of December 2025. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2025 Form 18-K.

As of October 19, 2026, all multiple banking institutions fell under the first early warning category, indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the event of unexpected loss scenarios. No immediate supervisory actions by the CNBV were required as of that date.

On July 9, 2026, the Unidad de Inteligencia Financiera (Financial Intelligence Unit, or UIF) and the Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (National Commission for the Protection and Defense of Users of Financial Services, or CONDUSEF) entered into a collaboration agreement to strengthen the exchange of information and institutional coordination, with the objective of consolidating actions for the prevention, detection and investigation of operations involving illicit funds and related crimes.

On August 27, 2026, the Ministry of Finance and Public Credit, through the UIF, and PEMEX entered into a collaboration agreement for the exchange of information, with the purpose of strengthening institutional coordination, and establishing timely, agile and effective cooperation mechanisms for the fulfillment of their respective duties.

On October 13, 2026, the UIF reported that it was coordinating with the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC) to identify and block a suspected network of companies engaged in construction activities, financial services and the equestrian industry that are allegedly linked to a financial network of criminal groups involved in narcotics trafficking.

Credit Allocation by Sector

According to preliminary figures, during the first six months of 2026, total credit granted by commercial banks to the non-financial private sector increased by 1.5% in real terms as compared to the same period in 2025. By type of credit, (i) consumer credit increased by 3.2% in real terms, primarily as a result of a 4.1% real increase in the credit card portfolio, (ii) credit to businesses increased by 0.9% in real terms, and (iii) residential mortgage credit increased by 0.3% in real terms, in each case as compared to the same period in 2025.

As of June 30, 2026, the total private sector loan portfolio of Mexico’s development banks and public development trust funds totaled Ps. 2,188.5 billion, consisting of (i) direct loans of Ps. 1,442.3 billion (65.9% of the total portfolio), (ii) guaranteed loans amounting to Ps. 503.6 billion (or 23.0% of the total portfolio), and (iii) mortgage securitizations, investment portfolios and venture capital investments amounting to Ps. 242.5 billion (or 11.1% of the total portfolio). As of May 31, 2026, (i) the aggregate ICAP of the development banks was 30.6%, (ii) non-performing loans totaled Ps. 38.3 billion, and (iii) credit risk reserves totaled Ps. 84.3 billion, representing 256.8% of the loan portfolio with Stage 3 credit risk.

The following table shows the allocation, by sector, of credit extended by commercial and development banks at each of the dates indicated.

Table No. 11 – Credit Allocation by Sector (1)

	As of August 30,
	2022			2023			2024			2025(2)			2026(2)
	(in billions of pesos and as % of total)
Agriculture, forestry and fishing	Ps.	121.6	2%	Ps.	122.4	2%	Ps.	139.6	2%	Ps.	132.7	2%	Ps.	140.3	1%
Industry		1,426.1	21%		1,434.6	19%		1,581.4	18%		1,682.7	19%		1,670.2	17%
Services and other activities		1,662.2	24%		1,832.2	24%		2,097.0	24%		2,309.3	26%		2,518.3	26%
Housing credit		1,209.7	17%		1,329.5	17%		1,432.5	17%		1,517.9	17%		1,592.9	16%
Spending credit		975.2	14%		1,266.1	17%		1,465.8	17%		1,655.0	18%		2,038.6	21%
Statistical adjustment		—	—		—	—		—	—		—	—		—	—
Financial sector		473.6	7%		494.0	6%		661.6	8%		665.1	7%		704.9	7%
Public sector		972.2	14%		1,050.8	14%		1,064.8	12%		930.5	10%		910.9	9%
Others		—	—		—	—		—	—		—	—		—	—
External Sector		88.6	1%		92.0	1%		120.5	1%		110.3	1%		137.0	1%

Total		6,929.2	100%		7,621.6	100%		8,563.2	100%		9,003.6	100%		9,713.1	100%

Interbank sector		0.6			2.0			5.5			20.6			191.9

Note: Numbers may not total due to rounding.

(1)	Includes both commercial and development banks.
(2)	Preliminary figures.
Source:	Banco de México.

Insurance Companies, Mutual Funds and Auxiliary Credit Institutions

The Comisión Nacional de Seguros y Fianzas (National Insurance and Surety Commission, or CNSF) reported that as of June 30, 2026, the insurance and surety market was comprised of 113 institutions and that direct premiums for the sector totaled Ps. 570 billion, representing a 1.3% increase compared to the same period in 2025. The sector’s originations for the second quarter of 2026 totaled Ps. 268 billion, a 4.1% decrease compared to the first quarter of 2026 and a 1.2% increase compared to the second quarter of 2025. As of June 30, 2026, (i) total assets of the insurance and surety sector totaled Ps. 3,207.9 billion, (ii) total investments totaled Ps. 2,513.9 billion, and (iii) technical reserves totaled Ps. 2,557.2 billion, representing real increases of 6.9%, 8.3% and 7.9%, respectively, as compared to June 30, 2025.

As of June 30, 2026, the Administradoras de Fondos para el Retiro (Retirement Fund Administrators, or AFORES) managed total assets of Ps. 8,951.8 billion through more than 70 million individual accounts, making the retirement savings system the second-largest financial intermediary in Mexico after commercial banks. The AFORES have provided a historical real return of 5.04% and a nominal return of 10.69%, and in 2026 the average annual management fee charged by the AFORES decreased to 0.538% of assets under management.

As of June 30, 2026, the net assets of workers’ individual retirement accounts managed by the Sociedades de Inversión Especializadas en Fondos para el Retiro (Specialized Retirement Mutual Investment Funds, or SIEFORES) totaled Ps. 9.0 trillion, representing 25.2% of GDP. These resources are invested under a diversified regime, allowing the SIEFORES to maximize workers’ savings based on the maturity profile of each fund. As of June 30, 2026, the portfolio was composed of (i) 51.0% government debt, (ii) 29.1% non-governmental domestic securities, (iii) 14.8% international securities, (iv) 3.7% other assets, and (v) 1.3% commodities.

As of August 31, 2026, the Fondo de Pensiones para el Bienestar (Wellbeing Pension Fund) had disbursed Ps. 610.5 million in supplemental pension benefits to 8,665 retired workers, of whom 92% were IMSS beneficiaries and 8% were ISSSTE beneficiaries, in order to bring their retirement income up to the level of their salary while employed. During the six-month period ended June 30, 2026, the fund received Ps. 6.5 billion in funds, consisting of (i) Ps. 5.6 billion transferred from inactive individual retirement accounts of workers aged 70 or 75 or older in case of IMSS and ISSSTE, respectively, and (ii) Ps. 0.9 billion from the collection of outstanding institutional debts with ISSSTE. On August 18, 2026 and October 9, 2026, the Wellbeing Pension Fund’s technical committee held its second and third ordinary sessions of 2026, at which it approved the fund’s audited financial statements for 2025 and its financial statements for the first half of 2026.

At its sessions on June 30, 2026 and September 28, 2026, the FSB assessed the condition of non-bank financial intermediaries, such as sociedades financieras de objeto múltiple (multiple purpose financial companies, or SOFOMES). The FSB concluded that, although certain non-bank financial intermediaries face tighter liquidity conditions and have recorded lower profitability, the aggregate exposure of commercial banks to these institutions remains low and their situation does not pose a risk to systemic stability.

Financial Technology

On June 17, 2026, Banco de México announced measures aimed at simplifying and standardizing the process of sending electronic transfers through mobile applications, and expanding access to accounts for small businesses. These measures are intended to enable local businesses to receive digital payments from their customers more quickly, securely and directly, and to reduce the use of cash in Mexico.

On October 8, 2026, the Comisión Nacional del Sistema de Ahorro para el Retiro (National Retirement Savings System Commission, or CONSAR), in conjunction with app-based ride share service providers, launched the 2026 AFORES Fair, a program aimed at promoting retirement savings among independent and digital platform workers through mobile applications, without the use of intermediaries.

Securities Markets

On September 8, 2026, as part of the 2027 Economic Package, the Government submitted to Congress proposed tax and regulatory measures intended to promote domestic capital formation and equity listings. Among other measures, the Government proposed amendments to the Federal Law of Duties that would increase the CNBV’s securities supervision fees by 16%, with the objective of strengthening its supervisory capabilities.

As of October 29, 2026, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 69,787.41 points, representing an 8.5% increase from the level at December 31, 2025.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

On October 13, 2026, a decree was published in the Official Gazette exempting, for a five-year period, import duties on parts and components for the assembly of automobiles imported by manufacturers authorized to operate bonded warehouses for vehicle assembly and manufacturing, which were previously subject to a 10% import tariff. The decree is intended to (i) attract new light vehicle production and assembly lines to Mexico, (ii) promote the development of domestic suppliers and the integration of regional value chains, and (iii) support the import substitution and industrial development objectives of Plan México.

Foreign Trade Relations and Agreements

On July 23, 2026, following investigations conducted pursuant to Section 301 of the United States Trade Act of 1974, the USTR announced the imposition of additional tariffs of 10% or 12.5% on imports from 60 economies, including a 10% tariff on imports from Mexico, subject in each case to certain product-specific exemptions. These exemptions cover, among other items, certain raw materials and products for which the additional tariffs could lead to supply shortages or broader economic disruptions. Under the current framework, approximately 85% of Mexican exports to the United States, comprising products that qualify for preferential treatment under the USMCA rules of origin, remain fully exempt from these additional tariffs. For the remaining Mexican exports, the 10% tariff preserves the tariff treatment previously applicable under Section 122 of the United States Trade Act of 1974.

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 12 – Exports and Imports

	First six months
	2025(1)		2026(1)
	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	11,248.5	U.S.$	10,978.4
Crude oil		7,971.4		7,896.5
Other		3,277.1		3,081.9
Non-oil products		301,300.9		378,988.7
Agricultural		12,171.3		11,880.7
Mining		6,276.9		11,209.1
Manufactured goods(2)		282,852.7		355,898.9

Total merchandise exports		312,549.4		389,967.1

Merchandise imports (f.o.b.)
Consumer goods		44,332.9		48,657.4
Intermediate goods(2)		239,600.0		303,548.5
Capital goods		27,359.9		27,658.8

Total merchandise imports		311,292.8		379,864.6

Trade balance	U.S.$	1,256.6	U.S.$	10,102.5

Average price of Mexican oil mix(3)	U.S.$	62.9	U.S.$	78.5

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 13 – Balance of Payments

	First six months
	2025(1)		2026(1)
	(in millions of dollars)
Current account(2)	U.S.$	(17,963.0)	U.S.$	(9,304.5)
Credits		388,534.4		470,107.8
Merchandise exports (f.o.b.)		312,877.7		390,308.4
Non-factor services		34,726.5		33,858.5
Transport		4,636.8		3,405.0
Tourism		18,680.8		18,781.7
Insurance and pensions		2,434.0		2,909.0
Financial services		428.4		395.0
Others		8,546.5		8,367.8
Primary income		10,615.6		14,861.8
Secondary income		30,314.6		31,079.1
Debits		406,497.4		479,412.3
Merchandise imports (f.o.b.)		311,671.0		380,211.1
Non-factor services		36,918.3		39,902.6
Transport		12,271.0		13,860.8
Tourism		6,001.0		7,308.5
Insurance and pensions		5,648.3		6,069.9
Financial services		903.5		1,061.6
Others		12,094.6		11,601.8
Primary income		57,279.0		58,618.7
Secondary income		629.1		679.9
Capital account		(17.0)		1.9
Credit		87.5		72.9
Debit		104.5		71.0
Financial account		(14,144.8)		(4,107.3)
Direct investment		(31,907.9)		(24,808.5)
Portfolio investment		8,628.2		(8,251.5)
Financial derivatives		3,588.4		2,881.7
Other investment		(5,507.7)		10,601.2
Reserve assets		11,054.1		15,469.8
International reserves		17,323.5		15,126.4
Valuation adjustment		6,269.4		(343.4)
Errors and omissions		3,835.3		5,195.4

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the second quarter of 2026, Mexico’s current account registered a surplus of U.S.$8.93 billion, or 1.7% of GDP, compared to a deficit of U.S.$4.46 billion, or 1.0% of GDP, in the second quarter of 2025. The increase in the current account balance was mainly due to an increase in the non-oil merchandise trade surplus and a lower primary income deficit, partially offset by larger deficits in the services and oil merchandise trade balances.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 14 – International Reserves and Net International Assets (1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets
	(in billions of U.S. dollars)
2022	199.1	201.1
2023	212.8	214.3
2024	228.8	231.8
2025	252.1	256.6
2026:
January	255.6	272.0
February	257.8	272.6
March	254.1	267.8
April	256.3	269.5
May	256.6	267.8
June	255.2	264.3
July	255.5	263.5
August	258.6	265.7
September	256.5	265.7

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.

Source: Banco de México.

Foreign Investment in Mexico

During the first half of 2026, growth in foreign direct investment in Mexico was driven by (i) investments in the manufacturing sector in the amount of U.S.$13.482 billion, an increase of 9.3% as compared to the first half of 2025, accounting for 38.6% of total inflows, (ii) investments in the financial and insurance services sector amounting to U.S.$10.150 billion, an increase of 10.9% as compared to the first half of 2025, accounting for 29.0% of total inflows, and (iii) investments in the transportation, postal and warehousing services sector in the amount of U.S.$2.650 billion, an increase of 287% as compared to the first half of 2025.

On September 8, 2026, SECTUR reported that foreign direct investment in the tourism sector totaled U.S.$589 million during the second quarter of 2026, an increase of 49% compared to the same period in 2025.

PUBLIC FINANCE

General

According to preliminary figures, public finance results for the first half of 2026 were more favorable than projected, reflecting progress toward the gradual normalization of the budget deficit, in line with the fiscal objectives set forth in the Paquete Económico 2026 (2026 Economic Package).

Fiscal Policy

In September 2026, the Ministry of Finance and Public Credit published the Criterios Generales de Política Económica 2027 (General Criteria for Economic Policy for 2027), on the basis of the 2027 Economic Package, which sets forth a fiscal policy that aims to, among other objectives, (i) preserve macroeconomic stability, (ii) achieve the gradual normalization of the budget deficit and a sustainable level of public debt, and (iii) guarantee public investment in welfare programs, health sector policies, the strengthening of education and social housing and other priority programs, in accordance with Plan México. In addition, the revenue strategy proposed under the 2027 Economic Package focuses on (i) improving tax compliance and collection efficiency, and (ii) combating tax evasion and tax avoidance, without introducing new general taxes.

The Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 15 – Selected Budgetary Expenditures; 2026 Expenditure Budget (In Billions of Pesos)

	Actual
	2025		First six months of 2025		First six months of 2026(1)		2026 Budget(2)
Health	Ps.	60.1	Ps.	23.6	Ps.	25.1	Ps.	66.8
Education		488.9		234.6		274.2		523.9
Housing and community development		23.4		9.3		5.7		36.3
Government debt service		1,132.2		597.7		616.9		1,297.7
CFE and PEMEX debt service		177.7		102.8		76.6		238.8
PEMEX debt service		140.0		80.4		56.6		190.8
CFE debt service		37.8		22.4		20.0		48.0

(1)	Preliminary figures.
(2)

2026 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2026. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2026 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2026 Budget.

Table No. 16 – Budgetary Results; 2026 Budget Assumptions and Targets

	Actual
	2025	First six months of 2025	First six months of 2026(1)	2026 Budget(2)
Real GDP growth (%)(3)	0.5%	0.2%	1.1%	1.5-2.5%
Increase in the national consumer price index (%)(4)	3.7%	4.3%	3.4%	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)(5)	61.1	62.9	78.5	55.3
Average exchange rate (Ps. /$1.00)	19.2	20.0	17.5	19.7
Average rate on 28-day Cetes (%)	8.1%	9.0%	6.7%	7.4%
Public sector balance as % of GDP(6)	(3.8)%	(1.5)%	(2.1)%	(2.7)%
Primary balance as % of GDP(6)	(0.1)%	1.0%	0.5%	0.5%
Current account deficit as % of GDP	(0.5)%	(2.1)%	(0.9)%	(0.4)%

(1)	Preliminary figures.
(2)

2026 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2026. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2026 economic results.

(3)	Figures represent year-over-year change for the first six months of 2025 and first six months of 2026.
(4)	Figures represent the 12-month percentage change in the consumer price index for the last month in the period indicated.
(5)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2026 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2026 Budget.

(6)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

The following table presents the composition of public sector budgetary revenues for the first six months of 2025 and 2026 in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2026 Budget.

Table No. 17 – Public Sector Budgetary Revenues (In Billions of Pesos)(1)

	Actual
	First six months of 2025	First six months of 2026(2)	2026 Budget(3)
Budgetary revenues	4,104.8	4,277.4	8,721.1
Federal Government	3,210.1	3,316.6	6,448.3
Taxes	2,838.4	2,963.5	5,838.5
Income tax(4)	1,610.6	1,572.0	3,069.9
Value-added tax	764.9	880.1	1,589.1
Excise taxes	321.3	353.2	761.5
Import duties	81.8	90.5	254.8
Tax on the exploration and exploitation of hydrocarbons	3.4	3.5	7.1
Export duties	—	—	—
Other	56.4	64.3	156.2
Non-tax revenue	371.7	353.1	609.8
Fees and tolls(5)	96.5	106.6	173.6
Transfers from the Mexican Petroleum Fund for Stabilization and Development(6)	128.1	129.6	232.6
Fines and surcharges	147.0	116.9	203.5
Other	—	—	—
Public enterprises and agencies	894.7	960.8	2,272.8
PEMEX(6)	314.8	343.5	971.7
Others(7)	579.9	617.3	1,301.1

Note: Numbers may not total due to rounding.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2026 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2026. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2026 economic results.

(4)	Includes tax and oil Impuesto Sobre la Renta (Income Tax).
(5)	Includes oil and non-tax duties.
(6)	Includes oil revenues, which are classified as non-tax revenues for information consistency purposes.
(7)	Includes CFE, IMSS and ISSSTE.

Source: Ministry of Finance and Public Credit.

Revenues

Budgetary Revenues

According to the Servicio de Administración Tributaria (Tax Administration Service, or SAT), Government revenues totaled Ps. 4,327 trillion during the first eight months of 2026, an increase of Ps. 154.5 billion in nominal terms compared with the same period in 2025.

Expenditures

Health and Labor, Education and Other Social Welfare Expenditures

The 2027 Economic Package proposes increases in budget allocations related to social security, including increases of (i) 10.7% for education, (ii) 13.0% for science, and (iii) 11.3% for health. The 2027 Economic Package also provides for increases above inflation in the budget allocations for all welfare programs. Under the 2027 Economic Package, priority programs would receive Ps. 1,025.4 trillion, equivalent to 2.6% of GDP, including (i) Ps. 543.5 billion for the Pensión para el Bienestar de las Personas Adultas Mayores (Pension for the Wellbeing of the Elderly), (ii) Ps. 37.4 billion for the Pensión para el Bienestar de las Personas con Discapacidad Permanente (Pension for the Wellbeing of Persons with Permanent Disabilities), (iii) Ps. 5.0 billion for the Salud Casa por Casa (Home by Home Health) program and (iv) Ps. 210.6 billion for educational programs and scholarships.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 18 – Historical Balance of Public Sector Borrowing Requirements (Percentage of GDP)(1)

	At June 30, 2025(2)	At June 30, 2026(2)
Historical Balance of Public Sector Borrowing Requirements	50.1%	51.3%

(1)

The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 1 to Table No. 67 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements” in Mexico’s annual report on Form 18-K.

(2)	Preliminary Figures.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in Mexico’s annual report on Form 18-K.

Internal Debt

On May 14, 2026, the Ministry of Finance and Public Credit carried out sustainable development goal (“SDG”) bond issuances in the amount of Ps. 35 billion in the local market under the SDG Sovereign Bonds Framework. The offering consisted of the issuance of BONDES G with two, three, four and five year maturities and a Bono S with a 10 year maturity.

On May 28, 2026, the Ministry of Finance and Public Credit carried out an issuance of unidades de inversión (Investment Units, or UDIs) denominated bonds (“Udibonos”) in the amount of Ps. 8,661.2 million in the local market with a 20 year maturity.

On May 29, 2026, the Ministry of Finance and Public Credit carried out a refinancing transaction in the amount of Ps. 211,910 million in the local market. The offering consisted of CETES, BONDES F, M Bonos and Udibonos with maturity dates between 2026 and 2028. The refinancing transaction involved the issuance of new instruments with maturities between 2027 and 2047, resulting in an extension of 3.61 years in the average maturity of the refinanced debt instruments.

On July 16, 2026, the Ministry of Finance and Public Credit carried out an issuance of Udibonos in the amount of Ps. 6,763.2 million in the local market with a 10 year maturity.

On July 17, 2026, the Ministry of Finance and Public Credit carried out a refinancing transaction in the amount of Ps. 183,202 million in the local market. The offering consisted of CETES, BONDES F, M Bonos and Udibonos with maturity dates between 2026 and 2028. The refinancing transaction involved the issuance of new instruments with maturities between 2027 and 2057, resulting in an extension of 3.64 years in the average maturity of the refinanced debt instruments.

On July 22, 2026, the Ministry of Finance and Public Credit carried out SDG bond issuances in the amount of Ps. 40 billion in the local market under the SDG Sovereign Bonds Framework. The offering consisted of the issuance of BONDES G with two-, three-, four- and six-year maturities and a Bono S with a 10 year maturity.

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 19 – Gross and Net Internal Debt of the Public Sector

	At June 30, 2025(1)	At June 30, 2026(1)
	(in billions of pesos)
Gross Debt	Ps. 14,288.0	Ps. 15,947.9
By Term
Long-term	13,788.5	15,497.9
Short-term	499.5	450.0
By User
Federal Government	13,524.4	15,166.0
State-Owned Public Companies (PEMEX and CFE)	328.4	297.1
Development Banks	435.3	484.8
Financial Assets	609.3	457.9
Total Net Debt	Ps. 13,678.7	Ps. 15,490.1
Gross Internal Debt/GDP	41.1%	43.7%
Net Internal Debt/GDP(2)	39.3%	42.4%

(1)	Preliminary figures.
(2)	The calculation of net internal debt is discussed in footnote 2 to Table No. 68 in “Public Debt—Internal Debt—Internal Public Sector Debt” in Mexico’s annual report on Form 18-K.

Internal Government Debt

As of October 29, 2026, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 20 – Gross and Net Internal Debt of the Government (1)

	At June 30, 2025(2)		At June 30, 2026(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.13,061.8	96.6%	Ps.14,686.3	96.8%
Cetes	1,835.8	13.6	2,111.9	13.9
Floating Rate Bonds(5)	2,180.8	16.1	2,262.7	14.9
Inflation-Linked Bonds	4,040.9	29.9	4,661.4	30.7
Fixed Rate Bonds	4,994.1	36.9	5,639.8	37.2
STRIPS of Udibonos	10.1	0.1	10.4	0.1
Other(3)	462.6	3.4	479.7	3.2

Total Gross Debt	Ps.13,524.4	100.0%	Ps.15,166.0	100.0%

Net Debt
Financial Assets(4)	204.7		67.4

Total Net Debt	Ps.13,319.6		Ps.15,098.6

Gross Internal Debt/GDP	38.9%		41.6%
Net Internal Debt/GDP	38.3%		41.4%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 87.7 billion at June 30, 2025 and Ps. 78.8 billion at June 30, 2026 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)

Figures in connection with BONDES D, BONDES F and BONDES G floating rate bonds, which are linked to the one-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE).

Source:	Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of June 30, 2026, outstanding gross external public sector debt totaled U.S.$252.3 billion, an approximate U.S.$11.9 billion increase from the U.S.$240.3 billion outstanding on December 31, 2025. Of this amount, U.S.$250.7 billion represented long-term debt and U.S.$1.6 billion represented short-term debt. Net external indebtedness increased by U.S.$0.4 billion during the first six months of 2026.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Table No. 21 – Summary of External Public Sector Debt by Type (1)(2)

	At June 30, 2025(3)		At June 30, 2026 (3)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	140,645.7	U.S.$	171,316.5
Long-Term Debt of Budget Controlled Agencies		85,716.2		74,696.8
Other Long-Term Public Debt(4)		5,402.7		4,684.0

Total Long-Term Debt	U.S.$	231,764.6	U.S.$	250,697.3

Total Short-Term Debt		8,488.8		1,558.7

Total Long- and Short-Term Debt	U.S.$	240,253.4	U.S.$	252,256.0

Table No. 22 – Summary of External Public Sector Debt by Currency (1)

	At June 30, 2025(3)			At June 30, 2026 (3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	178,659	74.4%	U.S.$	184,706	73.2%
Japanese Yen		7,489	3.1		5,929	2.4
Swiss Francs		4,205	1.8		5,829	2.3
Pounds Sterling		1,987	0.8		1,327	0.5
Euros		34,304	14.3		37,437	14.8
Others		13,609	5.7		17,028	6.8

Total	U.S.$	240,253	100.0%	U.S.$	252,256	100.0%

Table No. 23 – Net External Debt of the Public Sector (1)

	At June 30, 2025(3)		At June 30, 2026 (3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	232,431.6	U.S.$	235,066.0
Gross External Debt/GDP		12.6%		11.8%
Net External Debt/GDP		12.2%		11.0%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of June 30, 2026) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(3)	Adjusted to reflect the effect of currency swaps.
(4)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

External Government Debt

On October 15, 2026, the credit rating agency HR Ratings downgraded its rating from BBB+ to BBB with a stable outlook for Mexico’s long-term foreign currency debt.

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Table No. 24 – Gross External Debt of the Government by Currency

	At June 30, 2025			At June 30, 2026
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	87,881	62.5%	U.S.$	108,217	63.2%
Japanese Yen		6,679	4.7		5,209	3.0
Swiss Francs		4,205	3.0		5,829	3.4
Pounds Sterling		1,370	1.0		1,327	0.8
Euros		27,688	19.7		34,446	20.1
Others		12,823	9.1		16,288	9.5

Total	U.S.$	140,646	100.0%	U.S.$	171,317	100.0%

Table No. 25 – Net External Debt of the Government

	At June 30, 2025		At June 30, 2026
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	134,870.0	U.S.$	157,448.6
Gross External Debt/GDP		7.4%		8.0%(2)
Net External Debt/GDP		7.1%		7.4%(2)

Table No. 26 – Net Debt of the Government

	At June 30, 2025	At June 30, 2026
Internal Debt	83.9%	84.6%
External Debt (1)	16.1%	15.4%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 4 to Table No. 77 in “Public Debt—External Debt—External Government Debt” in Mexico’s annual report on Form 18-K.
(2)	Preliminary figures.

Source: Ministry of Finance and Public Credit.

External Securities Offerings and Liability Management Transactions

On June 22, 2026, Mexico issued U.S.$4,800,000,000 of its 6.250% Global Notes due 2037 and an additional U.S.$1,500,000,000 of its 6.750% Global Notes due 2056, through a reopening of such series.

On July 9, 2026, Mexico redeemed in full U.S.$1,167,610,000 outstanding principal amount of its outstanding 5.400% Global Notes due 2028.

On July 29, 2026, Mexico redeemed in full (i) U.S.$1,891,166,000 of its 4.150% Global Notes due 2027, (ii) U.S.$1,609,838,000 of its 3.750% Global Notes due 2028, and (iii) €1,000,000,000 of its 3.625% Global Notes due 2029.

On August 28, 2026, Mexico issued ¥177,300,000,000 of its 3.160% Global Notes due 2030, ¥87,200,000,000 of its 3.610% Global Notes due 2031, ¥1,200,000,000 of its 4.460% Global Notes due 2036 and ¥17,100,000,000 of its 5.490% Global Notes due 2046.